SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                  -------------
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
        PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                      SIERRA PACIFIC PENSION INVESTORS `84
                        A California Limited Partnership
                              (Name of the Issuer)
                                  -------------
                                 JOHN N. GALARDI
                        (Name of Person Filing Statement)
                                  -------------
                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)
                                  -------------
                                       N/A
                      (CUSIP Number of Class of Securities)
                                  -------------
                               ------------------
                                ----------------

                                 HOWARD F. HART
                            HUGHES HUBBARD & REED LLP
                       350 SOUTH GRAND AVENUE, 36TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 613-2800

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                                February 16, 1998
                  (Date Information Statement First Published,
                       Sent or Given to Security Holders)

This statement is filed in connection with (check the appropriate box):

     a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. / / The filing of a registration statement under the Securities Act of 1933
     c.    /X/ A tender offer.
     d.    / / None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

Calculation of Filing Fee

--------------------------------------------------------------------------------
    Transaction Valuation*                            Amount of Filing Fee
--------------------------------------------------------------------------------

          $1,800,000                                         $360.00
--------------------------------------------------------------------------------

* Determined pursuant to Rule 0-11(b)(1). Assumes the purchase of 20,000 Units at $90.00 per Unit.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                  Not applicable
Form or Registration No:                 Not applicable
Filing Party:                            Not applicable
Date Filed:                              Not applicable

           This Rule 13e-3 Transaction Statement (this "Transaction Statement") of John N. Galardi ("Galardi") relates to an offer by Galardi to purchase any and all of the outstanding limited partnership units (the "Units") of Sierra Pacific Pension Investors `84, a California limited partnership (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 16, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). This Transaction Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Act"). The information in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (d)(1) and (d)(2), respectively, including all annexes, appendices and exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Offer to Purchase and the Letter of Transmittal.

           The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13e-3 and shows the location in the Schedule 14D-1 Tender Offer Statement (the "Tender Offer Statement") filed by Galardi with the Securities and Exchange Commission contemporaneously herewith of the information required to be included in response to the items of this Transaction Statement. The information in the Tender Offer Statement, a copy of which is attached hereto as Exhibit (d)(3), including all annexes, appendices and exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Tender Offer Statement .

         CROSS REFERENCE SHEET TO SCHEDULE 14D-1 TENDER OFFER STATEMENT


ITEM IN SCHEDULE 13E-3           LOCATION IN TENDER OFFER STATEMENT
----------------------           ----------------------------------

Item 1(a) - (c)                  Item 1 of the Tender Offer Statement

Item 1(d)                        Not included in the Tender Offer Statement

Item 1(e)                        *

Item 1(f)                        Item 3 of the Tender Offer Statement and Item 6 of the Tender Offer Statement

Item 2(a) -(g)                   Item 2 of the Tender Offer Statement

Item 3(a) - (b)                  Item 3 of the Tender Offer Statement and Item 6 of the Tender Offer Statement

Item 4(a)                        Item 1 of the Tender Offer Statement

Item 4(b)                        *

Item 5(a) - (g)                  Item 5 of the Tender Offer Statement

Item 6(a)                        Item 4 of the Tender Offer Statement

Item 6(b)                        Item 8 of the Tender Offer Statement

Item 6(c)                        *

Item 6(d)                        *

Item 7(a)                        Item 5 of the Tender Offer Statement

Item 7(b)                        *

Item 7(c)                        Not included in the Tender Offer Statement

Item 8(a) - (b)                  Not included in the Tender Offer Statement

Item 8(c) - (d)                  Item 10(b) of the Tender Offer Statement

Item 8(e)                        Not included in the Tender Offer Statement

Item 8(f)                        *



ITEM IN SCHEDULE 13E-3           LOCATION IN TENDER OFFER STATEMENT
----------------------           ----------------------------------

Item 9(a)                        Item 10(b) of the Tender Offer Statement

Item 9(b) - (c)                  *

Item 10(a)                       Item 6 of the Tender Offer Statement

Item 10(b)                       Items 3 and 6 of the Tender Offer Statement

Item 11                          Item 3 of the Tender Offer Statement

Item 12(a) - (b)                 Item 5 of the Tender Offer Statement

Item 13(a)                       Item 10(b) of the Tender Offer Statement

Item 13(b)                       Not included in the Tender Offer Statement

Item 13(c)                       *

Item 14(a)                       Not included in the Tender Offer Statement

Item 14(b)                       *

Item 15(a) - (b)                 Item 8 of the Tender Offer Statement

Item 16                          *

Item 17(a) - (c)                 *

Item 17(d)                       Item 11 of the Tender Offer Statement

Item 17(e)-(f)                   *


*    The Item is inapplicable or the answer thereto is in the negative.

                        RULE 13E-3 TRANSACTION STATEMENT

ITEM 1.    ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

           (a) The name of the issuer is Sierra Pacific Pension Investors `84, a California limited partnership (the "Company"), and the address of its principal executive offices is 5850 San Felipe, Suite 500, Houston, Texas 77057.

           (b) This Schedule relates to the offer by John N. Galardi (the "Bidder") to purchase any and all of the Company's outstanding Limited Partnership Units (the "Units"), at $90.00 per Unit, net to the seller in cash, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 16, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (d)(1) and (d)(2), respectively. As of December 31, 1997, the Company had issued and outstanding 77,000 Units and there were approximately 3,602 holders of record of the Units.

           (c)  The   information   set  forth  on  the  cover  page  and  under
"Introduction" and "Special Factors - Price Range of Shares; Distributions; Trading Volume" in Section 9 of the Offer to Purchase is incorporated herein by reference.

           (d) The information set forth under "Special Factors - Purpose of the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

           (e) Not applicable.

           (f) The information set forth under "Special Factors - Past Contacts, Transactions or Negotiations; Transactions and Agreements Concerning the Units" and "Special Factors - Interest in Units" in Sections 12 and 13, respectively, of the Offer to Purchase is incorporated herein by reference.

ITEM 2.    IDENTITY AND BACKGROUND.

           (a) - (f) The information set forth under "Special Factors - Certain Information Regarding the Offeror" in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

           (a) - (b) The information set forth under "Special Factors - Past Contracts, Transactions or Negotiations; Transactions and Agreements Concerning the Units" in Section 12 of the Offer to Purchase is incorporated herein by reference

ITEM 4.    TERMS OF THE TRANSACTION

           (a)  The   information   set  forth  on  the  cover  page  and  under
"Introduction"  and  "Special  Factors -  Certain  Conditions  of the  Offer" in
Section 8 of the Offer to Purchase is incorporated herein by reference.

           (b)   Not applicable.


ITEM 5.    PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

           (a) - (g) The information set forth under "Special Factors - Purpose of the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           (a) The information set forth under "Special Factors - Source and Amount of Funds" in Section 11 of the Offer to Purchase is incorporated herein by reference.

           (b) The information set forth under "Special Factors - Persons Retained; Fees and Expenses" in Section 15 of the Offer to Purchase is incorporated herein by reference.

           (c)  Not applicable.

           (d)  Not applicable.

ITEM 7.    PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

           (a) The information set forth under "Special Factors - Purpose of the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

           (b) Not applicable.

           (c) The information set forth under "Special Factors - Purpose of the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

           (d) The information set forth under "Special Factors - Purpose of the Offer" and "Special Factors - Certain Federal Income Tax Consequences" in Sections 1 and 2, respectively, of the Offer to Purchase is incorporated herein by reference.

ITEM 8.    FAIRNESS OF THE TRANSACTION

           (a) - (e) The information set forth under "Special Factors - Fairness of the Transaction; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal Rights" and "Special Factors - Price Range of Units; Distributions; Trading Volume" in Sections 3 and 9, respectively, of the Offer to Purchase is incorporated herein by reference.

           (f)  Not applicable.

ITEM 9.    REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

           (a) The information set forth under "Special Factors - Fairness of the Transaction; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal Rights" in Section 3 of the Offer to Purchase is incorporated herein by reference.

           (b)  Not applicable.

           (c)  Not applicable.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER

           (a) - (b) The information set forth under "Special Factors - Interest in Units" in Section 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 11.   CONTRACTS,   ARRANGEMENTS  OR  UNDERSTANDINGS  WITH  RESPECT  TO  THE
           ISSUER'S SECURITIES.

           The information set forth under "Special Factors - Past Contacts, Transactions or Negotiations; Transactions and Agreements Concerning the Units" in Section 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

           (a) - (b) The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

ITEM 13.   OTHER PROVISIONS OF THE TRANSACTION

           (a) - (b) The information set forth under "Special Factors - Fairness of the Transaction; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal Rights" in Section 3 of the Offer to Purchase is incorporated herein by reference

           (c) Not applicable.

ITEM 14.   FINANCIAL INFORMATION

           (a) The information set forth in the Partnership's Annual Report on Form 10-K for the year ended December 31, 1996; the Partnership's Annual Report on Form 10-K for the year ended December 31, 1995; and the Partnership's Quarterly reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 is incorporated herein by reference.

           (b)  Not applicable.

ITEM 15.   PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

           (a) - (b) The information set forth under "Introduction" and "Special Factors - Persons Retained; Fees and Expenses" in Section 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 16.   ADDITIONAL INFORMATION.

           Not applicable.

ITEM 17.   MATERIAL TO BE FILED AS EXHIBITS.

           (a) Not applicable.

           (b) Not applicable.

           (c) Not applicable.

           (d)(1) Form of Offer to Purchase, dated February 16, 1998.

           (d)(2) Form of Letter of Transmittal with Substitute Form W-9.

           (d)(3) Instructions for the Requester of Form W-9.

           (d)(4) Tender Offer Statement on Schedule 14D-1, dated February 16, 1998.

           (e) Not applicable.

           (f) Not applicable.

                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                JOHN N. GALARDI


                                                By:   JOHN N. GALARDI
                                                   ---------------------
                                                   Name: John N. Galardi



Dated:  February 16, 1998

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER                          DESCRIPTION
------                          -----------


(d)(1)        Form of Offer to Purchase, dated February 16, 1998.

(d)(2)        Form of Letter of Transmittal with Substitute Form W-9.

(d)(3)        Instructions for the Requester of Form W-9.

(d)(4)        Tender Offer Statement on Schedule 14D-1, dated February 16, 1998.
